09042635

N.a. 11/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/08 (MM/DD/YY) AND ENDING 08/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Security Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 E. Washington Street, Suite 101
(No. and Street)

Suffolk	Virginia	23434
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher M. Holloway (757) 539-2396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyce, Spady & Moore PLC
(Name – *if individual, state last, first, middle name*)

1013 W. Washington Street	Suffolk	Virginia	23434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 29 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 11/25

OATH OR AFFIRMATION

I, Christopher M. Holloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Security Company, Inc., as of August 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President

Title

Notary Public

DORA M. ELLSWORTH
Notary Public
Commonwealth of Virginia
217223
My Commission Expires Jun 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part IIA Monthly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: INVESTORS SECURITY COMPANY, IN [0013]

SEC File Number: 8- 12111 [0014]

Address of Principal Place of Business: 127 E. WASHINGTON STREET, [0020]

SUFFOLK [0021] VA [0022] 23434 [0023]

Firm ID: 2331 [0015]

For Period Beginning 09/01/08 [0024] And Ending 08/31/09 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHRISTOPHER HOLLOWAY, VP,FINOP [0030] Phone: 757-539-2396 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (X) [0041]

Check here if respondent is filing an audited report [X] [0042]

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Boyce, Spady & Moore PLC [70]

ADDRESS Number and Street	City	State	Zip Code
1013 W. Washington Street [71]	Suffolk [72]	VA [73]	23434 [74]

Check One

- (X) Certified Public Accountant [75]
- ( ) Public Accountant [76]
- ( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Boyce, Spady
& Moore PLC

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

We have audited the accompanying statement of financial condition of Investors Security Company, Inc. as of August 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the fiscal year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Security Company, Inc. as of August 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, we have examined the Computation of Net Capital Schedule. Our reconciliation of the above computation revealed no material differences. In our opinion, this schedule presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Boyce, Spady & Moore PLC

October 22, 2009

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

353 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	308,041 [0200]		308,041 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	440,900 [0300]	[0550]	440,900 [0810]
3.	Receivables from non-customers	[0355]	41,657 [0600]	41,657 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	115,474 [0424]		
	E. Spot commodities	[0430]		115,474 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]

	A. Exempted securities	[0150]			
	B. Other securities	[0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	[0890]
	A. Exempted securities	[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	64,506 [0680]	64,506 [0920]
11.	Other assets		[0535]	67,567 [0735]	67,567 [0930]
12.	**TOTAL ASSETS**		864,415 [0540]	173,730 [0740]	1,038,145 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	400,041 [1115]	[1305]	400,041 [1540]
15. Payable to non-customers	20,509 [1155]	[1355]	20,509 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	15,428 [1205]	[1385]	15,428 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	[1720]

	from outsiders [0990]			
C.	Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20.	TOTAL LIABLITIES	435,978 [1230]	[1450]	435,978 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	5,450 [1792]
	C. Additional paid-in capital	88,158 [1793]

	D.	Retained earnings	508,559 [1794]
	E.	Total	[1795]
	F.	Less capital stock in treasury	[1796]
24.		TOTAL OWNERSHIP EQUITY	602,167 [1800]
25.		TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,038,145 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 09/01/08 [3932] Period Ending 08/31/09 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	496,765 [3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	2,134,454 [3939]
	d.	Total securities commissions	2,631,219 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	23,606 [3949]
	c.	Total gain (loss)	23,606 [3950]
3.	Gains or losses on firm securities investment accounts		(19,538) [3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		2,985,030 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		544,892 [3975]
8.	Other revenue		62,813 [3995]
9.	Total revenue		6,228,022 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	263,262 [4120]
11.	Other employee compensation and benefits	330,206 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	138 [4075]

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		5,777,878 [4100]
16.	Total expenses		6,371,484 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(143,462) [4210]
18.	Provision for Federal Income taxes (for parent only)		(46,198) [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(97,264) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		10,664 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X [4570]

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	Pershing LLC [4335A2]	ALL [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		602,167 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		602,167 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		[3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities		[3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	173,730 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	173,730 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions		428,437 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		6,388 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	6,388 [3740]
10. Net Capital			422,049 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	29,065 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	322,049 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	378,451 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 435,978 [3790]

17. Add:

A. Drafts for immediate credit — ______ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited — ______ [3810]

C. Other unrecorded amounts(List)

______ [3820A]	______ [3820B]
______ [3820C]	______ [3820D]
______ [3820E]	______ [3820F]

______ [3820] ______ [3830]

19. Total aggregate indebtedness — 435,978 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 103 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % ______ [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	_ [4695]
		TOTAL $	NONE [4699] Omit Pennies		

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			699,431 [4240]
	A.	Net income (loss)		(97,264) [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			602,167 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		[4330]

INVESTORS SECURITY COMPANY, INC.
STATEMENT OF CASH FLOWS
Year Ended August 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(97,264)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		15,314
Unrealized gain on securities owned		(10,550)
Loss on sale of investment securities		44,776
Dividends reinvested		1,345
Changes in assets and liabilities		
Accounts receivable		93,600
Other assets		(29,889)
Other payables		(110,636)
Net cash used in operating activities		(93,304)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investment securities		(121,307)
Proceeds from sale of investments		34,045
Purchase of fixed assets		(3,191)
Net loan payments from officers		(5,970)
Net cash used in investing activities		(96,423)
Net decrease in cash		(189,727)
Cash beginning of year		497,768
Cash end of year	$	308,041
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$	138

See accompanying notes to financial statements.

INVESTORS SECURITY COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
August 31, 2009

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. The Company, incorporated under the laws of the Commonwealth of Virginia in August, 1964, is a broker-dealer of investment securities. All transactions are fully disclosed. The corporate office is located in Suffolk, Virginia.

Accounting Method. The Company uses the accrual basis of accounting for financial statement and income tax purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulatory Authority, and it follows accounting and record keeping policies established by those agencies. Transactions with brokers and customers are recorded as of the trade date rather than the settlement date. Inventories of securities and investments are stated at market value. The Corporation depreciates office furniture and equipment over a ten (10) year life, Straight-Line method for assets acquired before January 1, 1981. Assets acquired since December 31, 1980, are depreciated under the two hundred percent (200%) Declining Balance method with a shift to Straight-Line to provide total write-off over the applicable useful life, with the assumption that all acquisitions occur midway through the year. (For federal income tax purposes, this is known as the Modified Accelerated Cost Recovery System, MACRS.) Depreciation lives are seven (7) years for equipment and furniture and thirty-nine (39) years for leasehold improvements.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations of Credit Risk Arising from Cash Deposits. The Company maintains cash balances at financial institutions located in Suffolk. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At August 31, 2009 the Company's uninsured cash balances total $58,041.

Advertising. The Company expenses advertising costs as they are incurred.

Cash Equivalents. For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three (3) months or less to be cash equivalents.

Accounts Receivable. Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

In management's opinion, accounts receivable as of August 31, 2009 are collectible and no material uncollectible accounts exist.

NOTE 2. PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

Furniture and fixtures	$ 212,932
Leasehold Improvements	31,907
Total Cost	244,839
Less accumulated depreciation	180,333
Total property and equipment, net	$ 64,506

NOTE 3. CONTINGENT LIABILITIES

During 2008 the Company was named as a party in an arbitration case through FINRA Dispute Resolution. A former client of the Company alleged misrepresentation, suitability and other issues regarding the management of a retirement account. The alleged damages were in the amount of $400,000. The Company settled the case in 2009 for $82,500.

NOTE 4. INCOME TAX EXPENSE

Deferred income taxes are provided for timing differences between financial statement and income tax reporting. The tax effects of temporary differences that give rise to significant portions of deferred tax liabilities consist of the following:

Deferred tax liabilities:	
Property, Plant and Equipment	$ 5,261

The Company's provision for income taxes differs from applying the statutory U. S. Federal income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

NOTE 5. LEASES

Effective August 15, 2005 the Company leased office space from an unrelated company. The term of the lease is for seven (7) years. Minimum lease payments under this lease were $50,205 for the current year.

The Corporation leased two (2) vehicles in 2009. One lease expired and the other was terminated during the year. The Corporation also leases several pieces of office equipment with terms of three (3) to five (5) years. Minimum lease payments under these leases were $21,267 for the current year.

Future minimum lease commitments under all non-cancelable leases are as follows:

August 31, 2010	$	66,364
August 31, 2011		58,037
August 31, 2012		59,635
August 31, 2013		398
Total	$	184,434

NOTE 6. CAPITAL

Stock ownership and management at August 31, 2009:

Cabell B. Birdsong	President, Treasurer and Director	100 sh.	92%
Christopher M. Holloway	Vice-President, Secretary and Director	9 sh.	8%
		109 sh.	100%

Investors Security Company, Inc. was incorporated August 24, 1964, under Virginia law.

NOTE 7. RETIREMENT PLAN

The employees of Investors Security Company, Inc. are covered under a Simple IRA Retirement Plan. All employees of the Company with service of over one year and total annual compensation of at least $5,000 are eligible to participate in the plan. The Company matches an amount equal to the employee's contribution to the plan, up to 3% of the employee's salary. The expense of the Company was $12,491 for the year ended August 31, 2009.

NOTE 8. FAIR VALUE MEASUREMENTS

FASB Statement No. 157, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Investments: Valued at fair value based on the value of the underlying investments, which are derived from the closing prices reported in active markets.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The estimated fair value of investments at August 31, 2009 was $115,474 and was valued using level 1 on the fair value hierarchy.

Boyce, Spady
& Moore PLC
Certified Public Accountants & Consultants

October 22, 2009

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

In planning and performing our audit of the financial statements of Investors Security Company, Inc. (the Company) as of and for the year ended August 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

353 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies.

However, we noted that a minimum of internal control procedures are in effect. Such a situation would normally be expected under the circumstances, because Investors Security Company, Inc.'s normal staff consists of the principal, who is the primary stockholder, the controller, and several clerks. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Investors Security Company, Inc. for the fiscal year ended August 31, 2009, and this report does not affect our report thereon dated October 22, 2009.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyce, Spady & Moore, PLC

Boyce, Spady
& Moore PLC

Certified Public Accountants & Consultants

October 22, 2009

Stockholders and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

The Company's unaudited Focus Report for August 31, 2009, shows a net capital of $424,746. The audited Focus Report of August 31, 2009, shows a net capital of $422,049. Listed below is the reconciliation of the difference of $2,697 between the net capital as shown on the unaudited Focus Report and as shown on the audited Focus Report:

Net capital as reported in Company's part II A (Unaudited) Focus Report	$	424,746
Miscellaneous audit adjustments		2,697
Net capital per audited report	$	422,049

Boyce, Spady & Moore PLC

1013 West Washington Street
Suffolk Virginia 23434
(757) 539-2953
(757) 925-1191
fax (757) 539-3808

boycespadyandmoore.com

353 Main Street (23430)
P.O. Box 152
Smithfield, Virginia 23431
(757) 357-5200
fax (757) 357-0500

INVESTORS SECURITY COMPANY, INC.

FINANCIAL STATEMENTS

AUGUST 31, 2009